Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]          Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]             No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Ultrapetrol (Bahamas) Limited on March 31, 2006.

Exhibit 1


     Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call.

     Nassau, Bahamas, March 31, 2006. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 during Thursday April 6th, 2006 when the Company's President will discuss the Company's results for the year ended December 31, 2005.

     Bondholders are requested to call the undersigned to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:          Mr. Leonard J. Hoskinson
                  Ultrapetrol (Bahamas) Limited
                  Telephone: 305-507-2000

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  March 31, 2006                               By: /s/ Felipe Menendez R.
                                                         -----------------------
                                                             Felipe Menendez R.
                                                             President